UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Workhorse Group Inc.
(Name of Company)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98138J206
(CUSIP Number)

Jonathan Feiler, General Counsel Arosa Capital Management LP 120 West 45th Street, Suite 3700 New York, New York 10036 (212) 218-0550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
	Arosa Capital Management LP	80-0948256
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,350,358*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	5,350,358*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,350,358*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.99%*
14.	Type of Reporting Person (See Instructions): IA

* As of the filing date of this Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 5,350,358 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 350,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 5,000,358 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 9.99% of the Common Stock of the Company deemed issued and outstanding.

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
	Arosa Opportunistic Fund LP	98-1138847
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,350,358*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	5,350,358*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,350,358*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.99%*
14.	Type of Reporting Person (See Instructions): PN

* As of the filing date of this Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 5,350,358 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 350,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 5,000,358 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 9.99% of the Common Stock of the Company deemed issued and outstanding.

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Till Bechtolsheimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United Kingdom, Switzerland

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,350,358*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	5,350,358*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,350,358*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.99%*
14.	Type of Reporting Person (See Instructions): IN

* As of the filing date of this Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 5,350,358 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 350,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 5,000,358 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 9.99% of the Common Stock of the Company deemed issued and outstanding.

Item 1.     Security and Company.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Workhorse Group Inc., a corporation organized under the laws of the State of Nevada (the “Company”). The principal executive offices of the Company are located at 100 Commerce Drive, Loveland, Ohio 45140.

Item 2.     Identity and Background.

This statement is being filed on behalf of Arosa Opportunistic Fund LP (“Arosa Opportunistic Fund”), Arosa Capital Management LP (“Arosa Capital”), which serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer, the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital (“Mr. Bechtolsheimer” and, collectively with Arosa Opportunistic Fund and Arosa Capital, the “Reporting Persons”).

The address of the principal business office of each of the Reporting Persons is c/o Arosa Capital Management LP, 120 West 45th Street, Suite 3700, New York, New York 10036

The principal business of Arosa Opportunistic Fund is to invest primarily in a portfolio of equity, debt and commodity instruments, including options and private investments, in energy and related sectors. The principal business of Arosa Capital is to serve as the investment adviser to certain investment funds and other entities, including Arosa Opportunistic Fund. Mr. Bechtolsheimer serves as the managing member and Chief Executive Officer of certain investment entities, including Arosa Capital.

None of the Reporting Persons (or any of their respective executive officers, if applicable) has, during the last five years, been convicted in a criminal proceeding. None of the Reporting Persons (or any of their executive officers, if applicable) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Arosa Opportunistic Fund is an exempted limited partnership organized under the laws of the Cayman Islands. Arosa Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Bechtolsheimer is a citizen of the United Kingdom and Switzerland.

 Item 3.     Source and Amount of Funds or Other Consideration.

On July 6, 2018, the Company, as borrower, entered into a Loan Agreement with Arosa Opportunistic Fund, as lender, providing for a term loan (the “Arosa Loan”) in the principal amount of $6,100,000 (the “Loan Agreement”). In accordance with the Loan Agreement, on July 9, 2018, the Company issued to Arosa Opportunistic Fund warrants to purchase up to 5,000,358 shares of Common Stock at an exercise price of $2.00 per share (the “Warrants”), subject to the Exercise Limitation (as defined below in this Item 3). In addition, at all times that the Arosa Loan remains outstanding, the Company is required to issue additional warrants to Arosa Opportunistic Fund to purchase shares of Common Stock equal to ten percent (10%) of any additional issuance of shares of Common Stock by the Company, excluding issuances under an approved stock plan. Any such additional warrants (which are included for the purpose of this Schedule 13D in the term “Warrants”) will have an exercise price equal to the lesser of $2.00 or a 5% premium to the price utilized in such issuance, and are subject to the Exercise Limitation. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock (the “Exercise Limitation”). This description of the Warrants is qualified in its entirety by the terms of the Warrants, which are incorporated by reference as an exhibit to this Schedule 13D.

In addition, Arosa Opportunistic Fund owns 350,000 shares of Common Stock. The aggregate purchase price paid by Arosa Opportunistic Fund for such shares of Common Stock was $904,024.52, including brokerage commissions.

As a result of the foregoing, as of the filing date of this Schedule 13D (the “Filing Date”), the Reporting Persons may be deemed to beneficially own 9.99% of the shares of Common Stock.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of the investment and trading determinations of the Reporting Persons, market conditions and/or such other factors that the Reporting Persons deem relevant.

Pursuant to the Loan Agreement, the Company has agreed (i) to cause the direct parent of SureFly, Inc. (“SureFly”) to consummate a sale of SureFly resulting in cash proceeds of no less than $20,000,000 and (ii) to conduct an equity offering in which the Company shall receive gross proceeds in an amount no less than $10,000,000, in each case as more particularly set forth in the Loan Agreement.

The Company has agreed to appoint a representative designated by Arosa Capital to the Company’s Board of Directors (the “Board”). Arosa Capital has designated Michael L. Clark as its designee to the Board.

Except as set forth herein, the Reporting Persons do not have any plans or proposals that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

 Item 5.     Interest in Securities of the Company.

As of the Filing Date, Arosa Opportunistic Fund beneficially owns, subject to the Exercise Limitation, an aggregate of 5,350,358 shares of Common Stock, including (i) 350,000 shares of Common Stock and (ii) 5,000,358 shares of Common Stock underlying the Warrants. Arosa Capital and Mr. Bechtolsheimer may be deemed to beneficially own the shares of Common Stock and the Warrants reported herein. Thus, the Reporting Persons may be deemed to beneficially own 9.99% of the shares of Common Stock of the Company deemed issued and outstanding.

Arosa Opportunistic Fund has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock and the Warrants (including the shares of Common Stock issuable upon exercise of the Warrants) owned by it. The partners of Arosa Opportunistic Fund have the right to participate indirectly in the receipt of dividends from, and proceeds from the sale of, such securities in accordance with their respective ownership interests in Arosa Opportunistic Fund.

Except as described herein, during the sixty (60) days prior to July 9, 2018 (the “Event Date”), and from the Event Date to the date hereof, there were no other purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Except as otherwise expressly set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between or among the Reporting Persons and any other person or entity.

Item 7.     Material to be Filed as Exhibits

The following exhibits are incorporated by reference into this Schedule 13D:

Exhibit 7.1	Loan Agreement, dated as of July 6, 2018, between Arosa Opportunistic Fund LP and Workhorse Group Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on July 10, 2018).
Exhibit 7.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on July 10, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: July 19, 2018

AROSA OPPORTUNISTIC FUND LP

By: Arosa Capital Management Opportunistic GP II LLC, its general partner

By:	/s/ Till Bechtolsheimer
Name:	Till Bechtolsheimer
Title:	Authorized Signatory

AROSA CAPITAL MANAGEMENT LP

By:	/s/ Till Bechtolsheimer
Name:	Till Bechtolsheimer
Title:	Authorized Signatory

/s/ Till Bechtolsheimer
Till Bechtolsheimer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).